September 27, 1995



Securities and Exchange Commission
450 Fifth Street Northwest
Washington, D.C.  20549

Gentlemen:

We were retained by Excal Enterprises, Inc. as independent certified public accountants to report on financial statements at June 30, 1995 and for the fiscal years ended June 30, 1995 and 1994. We have endeavored, with the full cooperation of the Registrant, to obtain the necessary information to meet the filing requirements of Form 10-KSB, both as to form and timeliness. Because the Registrant was unable to compile additional information, determined to be required during the course of the audit, with sufficient time for us to complete our audit procedures, we will not be able to complete our examination by September 28, 1995, which is the required filing date for the Registrant's Annual Report on Form 10-KSB.

Yours very truly,



Pender Newkirk & Company
Certified Public Accountants